Viceroy Exploration Ltd.	News Release #2005.14 TSX: VYE OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Continued Drilling by Viceroy Intercepts
Best Hole in Quebrada del Diablo West

Vancouver, British Columbia, August 4, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is very pleased to report results of eight additional diamond drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. This includes seven exploration drill holes designed to further test the western extension of the main Quebrada del Diablo (“QDD”) zone. One infill drill hole (QD-144) in the main QDD zone was designed to continue to bring Inferred resources into the Measured and Indicated category. Two additional geotechnical holes (QD-138 and -140) were completed in preparation for the Feasibility study scheduled to commence in late 2005.

Highlights include:

Hole QD-142, which intersected 1.14 g/t Au over 53.52 m, from 125.01 to 178.53 m, including 4.42 g/t Au over 6.70 m;

Hole QD-143, which intersected 0.97 g/t Au over 30.58 m, from 128.30 to 158.88 m and 1.90 g/t Au over 6.10 m from 220.15 to 226.25m;

Hole QD-144, which intersected 0.74 g/t Au over 117.57 m, from 202.75 to 320.32 m, including 1.06 g/t Au over 40.00 m;

Hole QD-147, which intersected 0.95 g/t Au over 62.40 m, from 146.50 to 208.90 m; and

Hole QD-153 which intersected 1.24 g/t Au over 146.15 m, from 43.85 to 190.00 m, including 2.19 g/t Au over 57.50 m and 3.18 g/t Au over 9.16 m.

The Company is particularly pleased with the results of the drilling on the western extension of the main QDD deposit. All of these holes are outside of the current resource area and, more importantly, are between 80 - 110 m above any previous drilling in the resource area. Hole QD-153 which returned the best intercept of 1.24 g/t Au over 146.15 m is approximately 50 m from surface and is the closest hole in this zone to surface.

These holes which are a follow up to holes QD-137 and QD-141 which were drilled at a horizontal elevation (see News Release #2005.12, dated June 21, 2005), appear to confirm the extension of this zone.

Furthermore, hole QD-147 which returned 0.95 g/t Au over 62.40 m was drilled to test the extension of hole QD-127 (see News Release #2005.08, dated April 26, 2005) which intercepted 1.42 g/t Au over 79.30 m. Hole QD-147 appears to confirm the continuation of this zone, and the vertical elevation between these holes is over 80 m.

				Total
Hole #	Type/Area	Azimuth	Dip	Length	From	To	Interval	Au
		(O)	(O)	(meters)	(meters)	(meters)	(meters)	(g/t)(1)
QD – 142	QDD West	214	0	188.10	125.01	178.53	53.52	1.14
Incl.					156.70	163.40	6.70	4.42
QD – 143	QDD West	211	0	280.80	0.00	67.70	67.70	0.50
					106.15	161.08	54.93	0.66
Incl.					128.30	158.88	30.58	0.97
					220.15	226.25	6.10	1.90
QD – 144	QDD Main	330	-75	352.2	120.90	150.73	29.83	0.56
	Infill				202.75	320.32	117.57	0.74
Incl.					230.50	270.50	40.00	1.06
QD – 145	QDD West	269	0	176.70				NSV
QD – 147	QDD West	180	-28	221.10	15.10	17.70	2.60	2.11
					25.78	27.80	2.02	2.58
					84.10	92.45	8.35	1.13
					146.50	208.90	62.40	0.95
Incl.					160.50	188.91	28.41	1.27
QD – 149	QDD West	203.5	-21	193.10	112.50	177.00	64.50	0.65
Incl.					112.50	126.40	13.90	1.17
Incl.					167.05	177.00	9.95	1.24
QD – 151	QDD West	211	-17	292.15	0.00	8.00	8.00	0.64
					98.50	105.27	6.77	0.96
					178.15	184.18	6.03	0.72
					253.5	255.50	2.00	1.64
QD – 153	QDD West	245	+20	234.95	43.85	190.00	146.15	1.24
Incl.					100.60	158.10	57.50	2.19
Incl.					128.12	137.28	9.16	3.18
          (1) NSV = no significant values

Mr. Patrick Downey, President and CEO of Viceroy, stated “These latest drill results are very significant for the Company and give us every confidence that we will define a significant new resource in the western extension of QDD. Of particular importance is that this area was considered waste in the mine plan completed by AMEC Americas Limited for the Preliminary Economic Assessment of January 2005. Furthermore, there now appears to be a higher grade zone in the upper section of this extension which could be of great significance as we proceed towards mine design and development.”

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated Nov. 11, 2004, the main resource lies within the QDD zone and the most recent resource estimate includes a Measured and Indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as Inferred. The nearby Amelia Inés deposit is estimated to contain a Measured and Indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cutoff. The combined Inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

6713750 mN
6713500 mN
6713250 mN
6713000 mN
2535000 mE
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2535500 mE
2535750 mE
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NORTH
2004 QDD
Resource Area
QD-145
QD-142
QD-153
QD-143
QD-151
QD-149
QD-147
QD-144
Viceroy Exploration Ltd.
Gualcamayo Gold Project
QDD Zone
Drill Hole Map
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